OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10281

April 1, 2010

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way

Alexandria, VA 22312

Re:     Oppenheimer Emerging Markets Debt Fund
     Initial Registration Statement on Form N-1A

File No. 811-22400; Reg. No. 333-________

To the Securities and Exchange Commission:

An electronic (EDGAR) filing is hereby made under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940, as amended (“1940 Act”) on behalf of Oppenheimer Emerging Markets Debt Fund (“Fund” or “Registrant”), an investment company organized as a Massachusetts business trust. This filing consists of the documents comprising the Registrant's initial registration statement on Form N-1A (“Registration Statement”).

The Trustees of the Fund who are not “interested persons” of the Fund, as defined in the Investment Company Act, have not, at the date hereof, been elected. However, the Board of Trustees of the Fund will be properly constituted in accordance with Section 10 of the 1940 Act prior to the effective date of the Registration Statement.

In connection with its filing on Form N-1A, pursuant to 1940 Act Release No. IC-13768 (February 15, 1984), the Fund requests selective review of its Registration Statement. The Fund believes that selective review is proper because: (1) it employs investment objectives, policies and techniques that are similar to those of other funds in the OppenheimerFunds complex; and (2) the Registration Statement contains disclosure that is not substantially different than the disclosure contained in one or more prior filings by funds in the OppenheimerFunds complex. Furthermore, today's filing incorporates all comments received thus far from Securities and Exchange Commission ("Commission") staff on recent Oppenheimer funds' N-1A filings, including Oppenheimer Gold & Special Minerals Fund (File No. 811-03694), and our responses thereto as described in the response letter filed with the Commission on October 16, 2009 and telephone conference calls with Commission staff on November 19 and December 14, 2009, concerning Oppenheimer funds' compliance with Release 33-8998 and related amendments to Form N-1A.

The Fund is most similar to Oppenheimer International Bond Fund (Reg. Nos. 33-58383 and 811-07255) (“International Bond Fund”). For purposes of this selective review, set forth below is a description of: (1) any material changes from the disclosure used to describe International Bond Fund; (2) any problem areas that in the Registrant’s view warrant particular attention; (3) any new investment techniques, products, or methods of distribution covered by the filing; and (4) the identity of any prior filings, or portions thereof, that the Registrant considers similar to, or intends as precedent for, the current filing.

Except as set forth below, the Registration Statement contains disclosure that is substantially similar in material respects to the disclosure used to describe International Bond Fund. Disclosure substantially similar to that used to describe the Fund was most recently reviewed by the Commission staff in connection with Post-Effective Amendment No. 21 to the registration statement of International Bond Fund on Form N-1A filed with the Commission on January 28, 2010. Differences between the Fund and International Bond Fund include the following:

•     Investment Objective

The Fund seeks total return. There is no secondary objective to seek income when consistent with total return.

•     Principal Investment Strategies

The Fund will invest at least 80% of its net assets in debt securities that are economically tied to emerging market countries. Whereas International Bond Fund invests in debt securities of issuers in both developing and emerging markets, the Fund invests mainly in emerging markets, and typically in at least three emerging market countries.

•     Principal Risks

Since the Fund invests mainly in sovereign debt issued by emerging market countries and corporate debt issued by companies located in emerging market countries, it is more exposed to risks associated with emerging market countries than International Bond Fund, which may include transaction settlement risks, higher price volatility and government restrictions.

•     Classes of Shares

The Fund does not offer Class B shares. It only offers Class A, Class C, Class N and Class Y shares.

•     Checkwriting

The Fund does not offer a checkwriting privilege.

•     Dividends

The Fund intends to declare dividends daily and pay them monthly.

An audited Statement Assets and Liabilities of the Fund, the consent of the Fund’s independent auditors, and the Opinion of Counsel are not included in this initial Registration Statement, but will be added by Pre-Effective Amendment. It is anticipated that at the time of the filing of the Fund’s Pre-Effective Amendment, the Fund will request acceleration of the effective date of its Registration Statement to a date on or about May 17, 2010.

This filing contains a delaying amendment as indicated on the facing sheet, delaying the effectiveness of the Registration Statement until the Registrant files a further amendment which specifically states that this Registration Statement shall become effective, or until such date as the Commission, acting pursuant to Section 8(a), shall determine.

In order to expedite review and achieve consistency, we request that you address any comments on this filing to:

                                            Nancy S. Vann
                                            Vice President & Associate Counsel
                                            OppenheimerFunds, Inc.
                                            Two World Financial Center
                                            225 Liberty Street, 16th Floor
                                            New York, New York 10281-1008
                                            212.323.5089

                                            nvann@oppenheimerfunds.com

                                                                                  Thank you for your attention to this matter.

                                                                                  Sincerely,

                                                                                  /s/ Amee Kantesaria

                                                                                 Amee Kantesaria
                                                                                Vice President & Assistant Counsel

                                                                                212-323-5217

                                                                                akantesaria@oppenheimerfunds.com

Enclosures

cc:Valerie Lithotomos, Esq., SEC

     Kathleen T. Ives, Esq.

     Nancy S. Vann, Esq.

     Gloria J. LaFond

     K&L Gates LLP

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